Exhibit 99.3

SECOND SUPPLEMENTAL INDENTURE

SECOND SUPPLEMENTAL INDENTURE dated as of May 11, 2006 ("Second Supplemental Indenture") to the Indenture (the "Indenture") dated as of December 8, 2003 between FAIRMONT HOTELS & RESORTS INC., a Canadian corporation (herein called the "Company"), and The Bank of New York, as trustee (herein called the "Trustee"), and supplemented by the First Supplemental Indenture, dated as of May 11, 2006, between the Company and the Trustee. All capitalized terms used in the Second Supplemental Indenture shall have the respective meanings set forth in the Indenture.

WHEREAS, the Company has issued, the Trustee has authenticated and there have been delivered pursuant to the Indenture $270,000,000 aggregate principal amount of 3.75% Convertible Senior Notes due 2023, $3,000,000 aggregate principal amount of which are currently outstanding;

WHEREAS, the Company desires to enter into a certain Amalgamation Agreement, dated as of the date hereof (herein called the "Amalgamation Agreement"), whereby 4311540 Canada Inc. (formerly 3128012 Nova Scotia Limited), a company continued under the laws of Canada ("Purchaser"), shall amalgamate under the Canada Business Corporations Act with the Company and continue under the name "FAIRMONT HOTELS & RESORTS INC." (hereinafter called "Amalco");

WHEREAS, Section 501 of the Indenture provides that the Company may amalgamate with or into any other person if the surviving Person is a corporation organized and validly existing under the laws of, inter alia, Canada or any province thereof and such Person assumes by supplemental indenture all the obligations of the Company under the Securities and the Indenture;

WHEREAS, all acts and proceedings required by law and the Indenture to authorize, approve and constitute this Second Supplemental Indenture as a valid and binding agreement for the uses and purposes set forth herein, in accordance with its terms, have been done and taken, and the execution and delivery of this Second Supplemental Indenture have in all respects been duly authorized by the Company; and

WHEREAS, the foregoing recitals are made as representations or statements of fact by the Company and not by the Trustee.

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Company, Amalco and the Trustee hereby agree as follows:

ARTICLE I

SUCCESSION UNDER THE INDENTURE

SECTION 1.1	Succession to the Indenture

Amalco hereby succeeds to, is substituted for, and may exercise every right and power of, and shall assume every duty and obligation of, the Company under the Indenture with the same effect as if such successor had been named as the Company in the Indenture.

ARTICLE II

ACCEPTANCE OF SUPPLEMENTAL INDENTURE

SECTION 2.1	Trustee's Acceptance

The Trustee hereby accepts this Second Supplemental Indenture and agrees to perform the same under the terms and conditions set forth in the Indenture.

ARTICLE III

GENERAL PROVISIONS

SECTION 3.1	Effect of Supplemental Indenture

On the date hereof, the Indenture shall be supplemented and amended in accordance herewith, and this Second Supplemental Indenture shall form a part of the Indenture for all purposes, and every Holder heretofore or hereafter authenticated and delivered under the Indenture shall be bound thereby.

SECTION 3.2	Indenture Remains in Full Force and Effect

Except as supplemented and amended hereby, all provisions in the Indenture shall remain in full force and effect.

SECTION 3.3	Incorporation of Indenture

All the provisions of this Second Supplemental Indenture shall be deemed to be incorporated in, and made a part of, the Indenture; and the Indenture, as supplemented and amended by this Second Supplemental Indenture, shall be read, taken and construed as one and the same instrument.

SECTION 3.4	Headings

The headings of the Articles and Sections of this Second Supplemental Indenture are inserted for convenience of reference and shall not be deemed a part thereof.

SECTION 3.5	Counterparts

This Second Supplemental Indenture may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all such counterparts shall together constitute but one and the same instrument.

SECTION 3.6	Confirmation of Indenture

Each of the Company and the Trustee (as the case may be) makes and reaffirms as of the date of execution of this Second Supplemental Indenture all of its respective covenants and agreements set forth in the Indenture.

SECTION 3.7	Successors

All covenants and agreements in this Second Supplemental Indenture by the Company or the Trustee (as the case may be) shall bind its respective successors and assigns, whether so expressed or not.

SECTION 3.8	Severability

In case any provision in this Second Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

SECTION 3.9	Rights Under the Indenture

Nothing in this Second Supplemental Indenture, express or implied, shall give to any person, other than the parties hereto and their successors under the Indenture and the Security Holders of the Securities, any benefit of any legal or equitable right, remedy or claim under the Indenture.

SECTION 3.10	Conflict with Trust Indenture Act

If any provision hereof limits, qualifies or conflicts with a provision of the Trust Indenture Act that is required under such Act to be a part of and govern this Second Supplemental Indenture, such required provision shall control. If any provision hereof modifies or excludes any provision of the Trust Indenture Act that may be so modified or excluded, the latter provision shall be deemed to apply to this Second Supplemental Indenture as so modified or shall be excluded, as the case may be.

SECTION 3.11	Officer's Certificate and Opinion of Counsel

The Company has delivered to the Trustee prior to the execution of this Second Supplemental Indenture an Officer's Certificate and an Opinion of Counsel pursuant to Section 1104 of the Indenture.

SECTION 3.12	No Representations by the Trustee

The Trustee makes no representation as to the validity or sufficiency of this Second Supplemental Indenture.

SECTION 3.13	Governing Law

THE SECOND SUPPLEMENTAL INDENTURE SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS (OTHER THAN CHOICE OF LAW PROVISIONS) OF THE STATE OF NEW YORK.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have caused this Second Supplemental Indenture to be duly executed, as of the day and year first above written.

FAIRMONT HOTELS & RESORTS INC.,
the amalgamated corporation under the Canada Business Corporations Act

By:	/s/ Stuart M. Miller
	Name:	Stuart M. Miller
	Title:	Executive Director, Corporate Services and Compliance and Corporate Secretary

THE BANK OF NEW YORK, as Trustee

By:	/s/ Stanislav Pertsev
	Name:	Stanislav Pertsev
	Title:	Assistant Treasurer